Exhibit 99.1

Visionary Education Technology Completes Acquisition of Two Buildings in Toronto for

Developing its Visionary University Town

Markham, Canada, September 27, 2022 (GLOBE NEWSWIRE) -- Visionary Education Technology Holdings Group Inc. (the "Company") (NASDAQ:VEDU), a private education provider located in Canada, with partners in China, today announced that on September 23, 2022, the Company successfully completed the acquisition (the “Acquisition”) of two office buildings with a total of approximately 433,000 square feet of space at 95-105 Moatfield Drive, Toronto, which used to be the Canadian headquarters of IBM and Kraft Heinz. The Company completed the Acquisition for aggregate consideration of C$101 million. The Company plans to develop the two buildings to be the Visionary University Town, which is expected to build a solid foundation for its future development, expand its education programs, and greatly scale its business.

The Company held a handover ceremony at No. 105 Building on September 23, 2022. Dr. Thomas Traves, Chairman of the Board of Directors of the Company; Mr. Ken Chen, Honorary Chairman of the Board of Director of the Company; Ms. Fan Zhou, Executive Director of the Company, Mr. David Xu, Chief Executive Officer and Chief Operating Officer of the Company; and Dr. Leon Xiao, Chief Education Advisor of the Company attended the handover ceremony.

Mr. David Xu, Chief Executive Officer and Chief Operating Officer of the Company, commented, “We are excited to complete the Acquisition, which allows us to develop our Visionary University Town. Specifically, we will launch the 2+2 Articulation program, Public Private Partnership (and other education programs in cooperation with public universities such as Camosun University. We plan to establish one of the largest private film and animation colleges in Canada based on our Max the Mutt College of Animation, Art & Design. We aim to develop the 95-105 buildings into a leading comprehensive university facility in Toronto, mainly focused on digital art and supplemented with film and animation production. In addition, we intend to build two student apartment buildings, expand the sports field, and open dining facilities. We expect to accommodate 12,000 to 15,000 students in the next five years at Visionary University Town. We plan for Visionary University Town to become a first-class university campus in Canada with a beautiful campus, and a convenient study and living environment for students and faculty.”

Mr. Xu continued, “As part of our strategic initiatives, we plan to lease portions of the facility to third party educational organizations with whom we may join in providing educational services. The building spaces are most leased out until year 2023 to 2025, which we expect to generate over US$10 million annual rent revenue from the existing and future tenants. We believe the establishment of Visionary University Town will promote the establishment of partnerships, joint ventures and cooperative enterprises and strategic alliances between us and other educational institutions and increase our influence in the film and animation education industry.”

About Visionary Education Technology Holdings Group Inc.

Visionary Education Technology Holdings Group Inc., headquartered in Markham, Canada, is a private education provider located in Canada that offers high-quality education resources to students around the globe. The Company aims to provide access to secondary, college, undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. As a fully integrated provider of educational programs and services in Canada, the Company has been serving and will continue to serve both Canadian and international students. For more information, visit the Company’s website at https://ir.visiongroupca.com/.

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Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “would,” “continue,” “should,” “may,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Visionary Education Technology Holdings Group Inc.

Investor Relations Department

Email: ir@farvision.ca

Ascent Investors Relations LLC

Tina Xiao

President

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

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